Exhibit 99.19

CONSENT OF AUTHOR

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral reserve and resource estimates for the El Morro Project and to the use of information derived from the technical report entitled "Feasibility NI 43-101 Technical Report for the El Morro Copper-Gold Project, Region III, Chile," dated May 9, 2008, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2008.

PINCOCK, ALLEN & HOLT

/s/ Barton G. Stone

BARTON G. STONE, C.P.G.
Certified Professional Geologist

Dated this 31st day of March, 2009.